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Successful Exit: Investment in single-family rental community outside Houston, TX pays back in full

The preferred equity investment, which funded the construction of a new 96-unit single-family rental community located in Brookshire, TX, has paid back delivering an approximately 9% annualized gross return.

Jul 25, 2024



Background

Roughly three years ago, the Flagship Real Estate Fund and the Development eREIT made a preferred equity investment in the development of Kingsland Heights, a brand-new 96-unit single-family rental community located in Brookshire, TX, approximately 35 minutes outside of Houston.

At the time, this investment fit squarely within our broader thesis of investing in residential real estate assets, particularly single-family rental and build-to-rent communities in the Sunbelt, which we still believe to be one of the most attractive strategies available today.

Investment structure drives the strategy

This investment was structured as preferred equity, affording us the ability to earn an attractive fixed income-like return while retaining the ability to acquire the community directly in the future.

However, over the course of the investment period, as interest rates rose, the attractiveness of acquiring the asset directly decreased. This highlighted the strategic benefit of having the optionality to maintain our preferred equity position (which we did) rather than pursue an acquisition.

Patience in the face of short-term headwinds

During the hold period, the borrower's equity was significantly reduced, and at various points, they proposed selling the asset at a discount to what we believed to be the long-term value, which included a request on their end to have the Fundrise Funds waive a portion of the preferred return that was owed to us under the agreements.

Confident in our analysis around the long-term value of the asset, we declined that proposal and instead began evaluating the potential opportunity to step in and take over control of the asset directly.

As we had predicted, after several months, values bottomed and then began to rebound, at which point one of the largest institutional single-family owners made an offer on the asset roughly inline with our own internal underwriting assumptions, and most importantly, at a price that ensured that the Fundrise investment would be paid back in full.

Diligent underwriting leads to a successful outcome

This investment is a prime example of the importance of having diligence in our underwriting standards, and also puts a spotlight on the value and attractive risk profile of our preferred equity investments, which allow for investors to capture a significant portion of the upside while protecting their downside as well.

In a period where values for real estate assets fell by roughly the same amount as during the Great Financial Crisis, we see this deal as a strong validator of the strength of the portfolio and the underlying investment strategies, as well as the importance of the hands-on asset management work that our Fundrise real estate team does day in and day out.

As discussed previously, we expect to continue to pursue similar preferred equity and fixed income strategies during what we feel is a limited period in which we can achieve outsized returns.

As always, if you have additional questions or feedback please reach out to investments@fundrise.com.

Important note: *The realized return on an individual project will typically vary from an individual investor's portfolio-level return.*


Find related content
Does Investing in Real Estate make sense when rates are high?

Does investing in real estate make sense with interest rates so high?
Yeah. In this environment right now, yes.

When you invest in real estate you want to look for asset classes that you invest in where the rents are growing, they're moving up, because your income comes from rent growth.

So in this market right now yes, interest rates are high, but if you look at single family homes you know, you look at apartments, and also industrial assets, their rents right now are growing.

And also Interest rates and asset prices usually go in opposite directions. So when interest rates are high, real estate prices, usually theoretically, are lower which is true right now. You're technically getting it at a discount. Why? Because it's not a for sure thing, but you look at general consensus in the media that interest rates are going to come down and if interest rates do come down those real estate asset prices go up so you get more capital appreciation as part of that too.


Find related content
Carefully consider the investment objectives, risks, charges and expenses of the Flagship Fund before investing. This and other information can be found in the Fund's prospectus Fundrise.com/flagship. Read them carefully before investing. #flagshipfundmarketing
01:2

So, if someone can't even afford to buy their own home, is there any way they can invest in this market?

Yeah. They have to invest in a fund like the Fundrise Flagship Fund.

It invests in single family homes, apartment buildings, industrial assets with as little as $10 so anyone can participate in this market right now.



alexisanddean
Alexis and Dean · 5d ago

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How does investing in real estate make sense in the current high interest rate environment? #FundrisePartner Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing. #flagshipfundmarketing #housing #investing #higherforlonger #interestrates #mortgagerates

A Billion-Dollar Fund Has Invested In What May Be the Next Big Real Estate Boom, Here’s How You Can Join For $10

The world’s biggest asset managers like BlackRock and Blackstone know that real estate is one of the best ways to build and retain wealth, but it is all about seizing the right opportunity at the right time. There’s a population shift going on in the United States that is like nothing that has ever been seen before. People are moving to the Sunbelt region and boosting the economy and the real estate market with every moving truck that arrives.

The [Fundrise Flagship Fund] saw this trend before many others did and this real estate fund has now amassed a portfolio of over 2,500 multifamily residential units, 4,700 built-for-rent homes and 3 million square feet of industrial properties in 3 years. These assets are already worth over $1 billion and typically pay out dividends quarterly in addition to potential appreciation.


BUILD-FOR-RENT
48.9%
MULTIFAMILY
29.3%
INDUSTRIAL
15.2%
OTHER
6.6%
Rental home community near Charlotte, NC
Build-for-rent
Value add

You can join the Fundrise Flagship Fund Today With Just $10 Min. Investment

“Harnessing The Macroeconomic Drivers Of The U.S. Real Estate Market”

The Fundrise Flagship Fund built its portfolio following the same blueprint that many real estate trusts have used to grow to billions in assets under management. The key difference is that anyone over eighteen can own a stake starting at $10, despite the fund managing over $1 billion in assets.

Once you acquire a piece of the Flagship Fund’s real estate portfolio, experts with decades of experience will use your money to acquire build-to-rent single-family homes, multifamily units and industrial properties. You can then receive rent dividends every quarter without lifting a finger. Over 370,000 investors have seized this opportunity, capitalizing on the Fundrise Flagship Fund’s proven investment philosophy.

Going Where The Growth Is

The Fundrise Flagship Fund’s size and capital deposits allow it to quickly deploy funds based on the most promising long-term opportunities for performance. Currently, the Sunbelt region is a no-brainer. In 1950, it held 28% of the total U.S. population. That number is at 50% right now, and it’s still expected to outgrow all other regions in the next decade. Its regulatory framework has led many leading companies to move their headquarters there, including Oracle, Tesla and Hewlett Packard Enterprise. This drives further population increases, fueling an even greater incentive to move to the region for corporations and families. Naturally, that’s where the Flagship Fund’s investments are clustered.

The Flagship Fund aims to acquire great real estate assets at attractive prices to maximize its returns further. For example, the Fund buys single-family rentals directly from the homebuilder and leases them on its own, significantly lowering costs. The Fund has applied a similar approach to acquiring multifamily units at, what it believes to be, attractive prices. For many investors, the ability to create consistent income – via equity ownership in apartment buildings or single-family rentals that earn income through rental payments, for instance – is one of the most attractive aspects of real estate investing.

How Did It Get This Far?

The Fundrise Flagship Fund follows its investment philosophy to a tee. It doesn’t take moonshots. It harnesses macroeconomic factors through a diversified allocation strategy, aiming for higher returns at a lower risk. If you invest for the long-term, the Flagship Fund can be a great fit for you.

Right now, the Fund is accumulating capital that it aims to deploy for future exciting projects and you can join the initiative for as little as $10.